

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2009

Mr. Howard Mah
Chief Financial Officer
United States Heating Oil Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re: United States Heating Oil Fund, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **Form 10-K/A for the year ended 12/31/2008**
> **Filed on 8/19/2009**
> **File No. 001-34016**

Dear Mr. Mah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

How Does USHO Operate?, page 2

1. We note your response to comment 2 in our letter dated September 29, 2009; however, we continue to believe that your portfolio composition is material to an investor's understanding of the fund's business. It appears that disclosing your portfolio composition in percentage terms rather than dollar amounts could provide

the appropriate information and avoid the concerns expressed in your response regarding volatility in the size of the fund. Disclosure of your portfolio holdings as of the end of each quarter in the fiscal year may address concerns about the limited nature of year-end only disclosure. In addition, we note that such disclosure would appear to be consistent with your financial statement disclosure requirements. Please confirm you will provide disclosure about your portfolio as previously requested or, alternatively, provide a more detailed analysis regarding the materiality of this disclosure.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551- 3391 or Karen Garnett at (202) 551 -3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant